UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*
                            HOST AMERICA CORPORATION



                                (Name of Issuer)

                                  COMMON STOCK



                         (Title of Class of Securities)

                                   44106W 100



                                 (CUSIP Number)

                              CAVAS S. PAVRI, ESQ.
                            BREWER & PRITCHARD, P.C.
                             3 RIVERWAY, SUITE 1800
                              HOUSTON, TEXAS 77056
                                 (713) 209-2950




                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 28, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 44106W 100


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            ROGER D. LOCKHART


     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)


     3.     SEC Use Only


     4.     Source of Funds (See Instructions) PF, OO


     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



     6.     Citizenship or Place of OrganizationUNITED STATES



Number of      7.     Sole Voting Power.  621,251
Shares
Beneficially   8.     Shared Voting Power.  173,646
Owned by
Each           9.     Sole Dispositive Power.  621,251
Reporting
Person With
              10.     Shared Dispositive Power.  173,646


     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             794,897


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     13.     Percent of Class Represented by Amount in Row (11) 24.0%


     14.     Type of Reporting Person (See Instructions)   IN





ITEM 1.     Security and Issuer

This statement on Schedule 13D relates to the common stock (the "Issuer Common Stock"), of Host America Corporation, a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Broadway, Hamden, Connecticut 06518.

ITEM 2.     Identity and Background

(a) The name of the person filing this statement is Roger D. Lockhart ("Lockhart").

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(b)  The business address of Lockhart is 20 Blue Water Circle, Holiday Island,
     Arkansas 72631.
(c) Lockhart's current principal occupation is as an investor in various public and private entities through the entity ESE Inc., which address is the same as set forth in Item 2(c).
(d) During the past five years Lockhart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years Lockhart was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  Lockhart is a United States citizen.

ITEM 3.     Source and Amount of Funds or Other Consideration

In March 2002, a company of which Lockhart and certain of his family members were shareholders was acquired by the Issuer in exchange for Issuer Common Stock. In this transaction, in exchange for the share ownership in the acquired entity, Lockhart received 84,143 shares of Issuer Common Stock, Lockhart's spouse received 84,146 shares of Issuer Common Stock, a trust of which Lockhart is the trustee and beneficiary received 65,447 shares of Issuer Common Stock, and Lockhart's minor children received an aggregate of 112,194 shares of Issuer Common Stock. In August 2003, a trust of which Lockhart is the trustee and beneficiary purchased shares of Issuer preferred stock for cash that are convertible into 266,667 shares of Issuer Common Stock. All other acquisitions were made in the open market for cash. The cash utilized in all of the purchases described in this paragraph were personal funds of the entities involved and were not borrowed.

ITEM 4.     Purpose of Transaction

The purpose of the cash acquisitions were to supply funds to the Issuer, and the purpose of the share exchange was to effect the acquisition.

(a)-(j) At the present time Lockhart has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.     Interest in Securities of the Issuer

(a) Lockhart is the beneficial owner of a total of 794,897 shares of Issuer Common Stock or 24.0%.

(b) Lockhart has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 621,251 of the shares of Issuer Common Stock beneficially owned. Lockhart's spouse has the power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 173,646 of the shares of Issuer Common Stock beneficially owned. The name of Lockhart's spouse is Davina Lockhart, she shares the same address as set forth in Item 2(b), her occupation is as a homemaker and the information set forth in Item 2(d) - (f) is true for Mrs. Lockhart as if her name was substituted for Lockhart's.
(c) In August 2003, a trust of which Lockhart is the trustee and beneficiary purchased shares of Issuer preferred stock for cash that are convertible into 266,667 shares of Issuer Common Stock.
(d)  Not Applicable.
(e)  Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7.     Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: August 21, 2003



/s/ Roger D. Lockhart
---------------------
Roger D. Lockhart

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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